PRESS RELEASE

ASANKO GOLD COMPLETES US$17.6 MILLION PRIVATE PLACEMENT BY GOLD FIELDS FOR 9.9% INTEREST IN ASANKO

Vancouver, British Columbia, April 5, 2018 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE American: AKG) is pleased to announce that it has completed the previously announced private placement with Gold Fields Limited ("Gold Fields") (JSE, NYSE: GFI), pursuant to which a subsidiary of Gold Fields has acquired a 9.9% interest in Asanko. The private placement involved the issue of 22,354,657 common shares of Asanko at a price of approximately US$0.79 (C$1.01) per share for total aggregate proceeds of US$17.6 million.

Concurrent with the completion of the private placement, Asanko entered into an investor rights agreement with the Gold Fields subsidiary which provides certain rights to Gold Fields to participate in future Asanko share issuances in order to maintain its 9.9% shareholding for up to five years. In addition, Gold Fields has agreed that it will standstill at this level of ownership for a one year period unless Asanko otherwise consents, and will support Asanko management nominees at shareholder meetings.

The completion of the private placement is the first step in the series of transactions under which Asanko and Gold Fields will, among other things, form an incorporated 50:50 joint venture in the Asanko Gold Mine (the "JV Transaction"). Completion of the JV Transaction remains subject to customary conditions precedent including that no material adverse event occurs and the Ghanaian Minister of Lands and Natural Resources does not object. Completion of the JV Transaction is expected to occur before the end of Q3 2018.

The private placement shares are subject to a four month hold period in Canada. The shares were not and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Rob Slater - Executive, Corporate Development and Strategy
Telephone: +27-11-467-2758
Email: rob.slater@asanko.com

About Asanko Gold Inc.

Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

About Gold Fields Limited

Gold Fields Limited is a globally diversified gold producer with seven operating mines in Australia, Ghana, Peru and South Africa, and a total attributable annual gold-equivalent production of approximately
2.2 million ounces. It has attributable gold Mineral Reserves of around 49 million ounces and gold Mineral Resources of around 104 million ounces. Attributable copper Mineral Reserves total 764 million pounds and Mineral Resources 4,881 million pounds. Gold Fields has a primary listing on the Johannesburg Stock Exchange (JSE) Limited, with secondary listings on the New York Stock Exchange (NYSE) and the Swiss Exchange (SIX).

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address the completion of announced agreements including the agreement with Gold Fields, estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's Annual Form 40-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.